Exhibit 99.3

December 5, 2025	By EDGAR

Dear Sirs/Mesdames:

Re:	Prospectus Supplement dated December 5, 2025 (the “Prospectus Supplement”) to the Short Form Base Shelf Prospectus dated December 5, 2025

We refer you to the Prospectus Supplement dated December 5, 2025 to the short form base shelf prospectus of Emera Incorporated dated December 5, 2025, forming part of the Registration Statement on Form F-10 (Registration No. 333-291985) filed by Emera Incorporated with the U.S. Securities and Exchange Commission.

We consent to being named under the heading “Legal Matters” in the Prospectus Supplement, and consent to the use of our legal opinion set out under the heading “Eligibility for Investment” in the Prospectus Supplement, which opinion is provided as of the date of the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Stikeman Elliott LLP
STIKEMAN ELLIOTT LLP